BEMA GOLD CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of United States dollars)

	As at	As at
	September 30	December 31
	2005	2004
ASSETS
Current
Cash and cash equivalents	$13,006	$87,111
Accounts receivable	8,377	8,019
Marketable securities, at cost
(Market value - $13.8 million; December 31, 2004 - $13.8 million)	3,554	3,554
Inventories	24,515	16,113
Other	5,363	6,827
	54,815	121,624

Investments	7,066	5,593
Property, plant and equipment	581,261	418,883
Unrealized fair value of derivatives	3,182	13,761
Deferred derivative losses	4,896	6,718
Future income tax assets	5,100	5,100
Other assets	24,628	21,374
	$680,948	$593,053

LIABILITIES
Current
Accounts payable	$45,840	$32,250
Current portion of long-term debt	9,792	3,730
	55,632	35,980

Unrealized fair value of derivatives	52,455	49,299
Long-term debt (Note 5)	238,976	129,937
Future income tax liabilities	29,509	24,321
Asset retirement obligations	17,202	17,418
Other liabilities	1,035	664
Non-controlling interest	2,352	2,587
	397,161	260,206

SHAREHOLDERS' EQUITY
Capital stock
Issued - 401,217,951 common shares (December 31, 2004 -
400,498,902)	557,117	557,365
Value assigned to share purchase warrants and stock options	22,284	19,060
Convertible notes	18,849	18,849
Deficit	(314,463)	(262,427)
	283,787	332,847
	$680,948	$593,053

Subsequent events (Note 7)

Approved by the Directors

"Clive T. Johnson"	"Robert J. Gayton"
Clive T. Johnson	Robert J. Gayton

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the periods ended September 30
(Unaudited)
(in thousands of United States dollars, except shares and per share amounts)

	Third Quarter		Nine Months
	2005	2004	2005	2004

GOLD REVENUE	$27,146	$24,852	$70,981	$65,688

EXPENSES
Operating costs	23,466	22,093	64,678	61,514
Depreciation and depletion	5,927	4,842	14,859	13,321
Refugio re-start of operations	3,044	2,007	10,255	3,196
Julietta warehouse fire loss	-	-	267	1,800
Other	531	469	1,741	1,371
	32,968	29,411	91,800	81,202

MINE OPERATING LOSS	5,822	4,559	20,819	15,514

OTHER EXPENSES (INCOME)
General and administrative	2,279	1,629	7,323	6,898
Interest and financing costs	1,336	3,103	3,961	7,506
General exploration	185	308	835	678
Stock-based compensation (Note 6)	600	763	3,173	3,795
Foreign exchange losses	794	12	814	1,221
Other	219	31	276	(315)
	5,413	5,846	16,382	19,783

LOSS BEFORE TAXES AND OTHER ITEMS	11,235	10,405	37,201	35,297

Write-down of net smelter royalty	-	-	3,099	-
Write-down of Yarnell mineral property	-	-	-	8,527
Realized derivative losses/ (gains)	1,604	(14,393)	(225)	(15,965)
Unrealized derivative losses	10,921	25,478	14,170	6,747
Equity in losses of associated companies	17	52	70	232
Investment losses/ (gains)	-	1	(756)	(398)

LOSS BEFORE INCOME TAXES	23,777	21,543	53,559	34,440

Current income taxes	7	7	7	492
Future income taxes (recovery)/ expense	1,091	-	(1,530)	34

LOSS FOR THE PERIOD	$24,875	$21,550	$52,036	$34,966

LOSS PER COMMON SHARE - basic and diluted	$0.062	$0.059	$0.130	$0.097

Weighted average number of common shares
outstanding (in thousands)	401,177	362,273	400,790	358,711

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF DEFICIT
For the periods ended September 30
(Unaudited)
(in thousands of United States dollars)

	Third Quarter		Nine Months
	2005	2004	2005	2004

DEFICIT, BEGINNING OF PERIOD	$289,588	$196,228	$262,427	$182,812

LOSS FOR THE PERIOD	24,875	21,550	52,036	34,966

DEFICIT, END OF PERIOD	$314,463	$217,778	$314,463	$217,778

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the periods ended September 30
(Unaudited)
(in thousands of United States dollars)

	Third Quarter		Nine Months
	2005	2004	2005	2004

OPERATING ACTIVITIES
Loss for the period	$(24,875)	$(21,550)	$(52,036)	$(34,966)
Non-cash charges (credits)
Depreciation and depletion	5,927	4,842	14,859	13,321
Amortization of deferred financing costs	17	1,044	177	2,051
Equity in losses of associated companies	17	52	70	232
Derivative instruments	12,677	26,983	15,557	7,166
Investment losses/ (gains)	-	1	(756)	(398)
Future income taxes (recovery)/ expense	1,091	-	(1,530)	34
Stock-based compensation	600	763	3,173	3,795
Write-down of net smelter royalty	-	-	3,099	-
Write-down of Yarnell mineral property	-	-	-	8,527
Other	454	2,627	3,022	2,292
Change in non-cash working capital	1,989	(1,126)	(3,718)	(3,727)
	(2,103)	13,636	(18,083)	(1,673)

FINANCING ACTIVITIES
Common shares issued, net of issue costs	156	1,265	687	9,277
Kupol bridge financing (Note 5)	67,500	38,000	104,000	38,000
Refugio working capital loans	5,050	-	11,050	-
Julietta project loan repayments	(1,500)	(11,167)	(1,500)	(16,750)
Capital lease repayments	-	(230)	(1,709)	(230)
Financing costs	(587)	(1,725)	(3,842)	(1,677)
Convertible loan, net of issue costs	-	(271)	-	66,603
Share subscription received	-	990	-	990
Petrex project loan repayments	-	-	-	(3,000)
	70,619	26,862	108,686	93,213

INVESTING ACTIVITIES
Kupol development	(55,826)	(20,434)	(113,534)	(32,254)
Kupol exploration	(7,309)	(11,268)	(15,728)	(17,963)
Refugio construction	(1,559)	(6,815)	(14,918)	(13,728)
Julietta Mine	(720)	(954)	(2,499)	(1,484)
Julietta exploration	(1,963)	(2,609)	(5,372)	(5,059)
Petrex Mines	(1,540)	(2,350)	(4,272)	(6,069)
Petrex exploration	(326)	(497)	(1,102)	(1,476)
Acquisition, exploration and development	(1,479)	(1,785)	(4,937)	(5,566)
Investment purchases	-	(3,059)	(902)	(3,059)
Other	(35)	(769)	(1,453)	(1,176)
	(70,757)	(50,540)	(164,717)	(87,834)

Effect of exchange rate changes on cash
and cash equivalents	98	(158)	9	(26)

Increase (decrease) in cash and cash equivalents	(2,143)	(10,200)	(74,105)	3,680

Cash and cash equivalents, beginning of period	15,149	44,653	87,111	30,773

Cash and cash equivalents, end of period	$13,006	$34,453	$13,006	$34,453

Supplemental disclosure of cash flow information (Note 3)

BEMA GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2005
(all tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1)	Basis of presentation

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company. These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company.

2)	Measurement uncertainty

	a)	Petrex Mines

The Company has invested a total of $106 million in its South African Mining Operations, including the Petrex Mines ($63.5 million) and undeveloped mineral interests ($42.5 million). The Company has determined that using a long-term gold price assumption of $375 per ounce ($425 per ounce for 2005 and $400 per ounce for 2006) and a rand/U.S. dollar exchange rate of 6.7, 7.0, 7.5, 8.0 for 2005, 2006, 2007 and 2008, respectively, and 8.3 for all subsequent years, there is no impairment of the Company's Petrex Mining Operations. Management has also determined that the value assigned to the undeveloped mineral interests ($42.5 million) is not impaired based on the mineral resource potential of the property.

The assessments above may be impacted by a decline in the future gold price or by a continuation in the strength of the rand. For example, if a rand/ U.S. dollar exchange rate of 7.5 and a gold price of $375 per ounce for all years were used as long range assumptions, then a write-off of the remaining carrying value of the Petrex assets in the amount of $106 million would be required.

	b)	Julietta Mine

The Company has used 100% of the Julietta Mine reserves and 60% of the resources for its impairment testing of the Julietta Mine. The gold price per ounce assumption used was $425 for 2005, $400 for 2006 and $375 for all subsequent years. Although no impairment was determined, results could vary significantly depending on the continuing success of the Company’s exploration drill program in converting resources to proven and probable reserves and in replacing its resources. As well as gold price movements, future valuations will be heavily dependent on the success of the ongoing exploration program to locate additional reserves and resources. In the event that additional reserves and resources are not located in the future, the carrying value of the Company’s Julietta Mine may be impaired and such impairment could be material.

3)	Supplemental disclosure of cash flow information

	Third Quarter		Nine Months
	2005	2004	2005	2004

Non-cash investing and financing activities
Refugio Mine equipment acquired under capital leases	$-	$945	$2,096	$5,747
Accounts payable relating to mine construction and property
development	11,184	(424)	17,370	1,668
Accretion of convertible notes and amortization of deferred
financing costs capitalized to property, plant and equipment	784	-	2,408	-
Subsidiary's common shares issued for property payment	-	-	100	522
Bank warrants issued for non-cash consideration	267	-	267	-
Common shares issued for non-cash consideration	-	-	300	-
Reallocation of fair value of stock-based compensation to share
capital upon exercise of stock options	47	51	216	371
Interest paid	1,085	930	5,972	2,533

BEMA GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2005
(all tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

4)	Segmented information

The Company's reportable operating segments are as follows:

	Third Quarter		Nine Months
	2005	2004	2005	2004

	Loss/ (Net income)		Loss/ (Net income)
GOLD MINING OPERATIONS
Julietta Mine	$(835)	$1,697	$1,460	$2,583
Petrex Mines	5,035	(10,619)	5,345	163
Refugio Mine	3,827	2,086	12,165	3,733

EXPLORATION AND DEVELOPMENT	185	308	835	9,205

UNALLOCATED CORPORATE
General and administrative	2,279	1,629	7,323	6,898
Investment losses/ (gains)	17	53	2,413	(166)
Unrealized derivative losses/ (gains)	10,921	25,478	14,170	6,747
Stock-based compensation	600	763	3,173	3,795
Other	2,846	155	5,152	2,008

LOSS FOR THE PERIOD	$24,875	$21,550	$52,036	$34,966

	Gold revenue		Gold revenue
GOLD MINING OPERATIONS
Julietta Mine	$11,341	$8,505	$25,759	$25,282
Petrex Mines	15,805	16,347	45,222	40,406

GOLD REVENUE FOR THE PERIOD	$27,146	$24,852	$70,981	$65,688

5)	Long-term debt

Kupol bridge loan and project loan facilities

On September 6, 2005, the Company announced that it had received conditional commitment letters from its mandated lead arrangers, Bayerische Hypo- und Vereinsbank AG ("HVB") and Société Générale Commercial and Investment Banking ("SG CIB") for a fully underwritten commercial tranche project loan of $280 million for the construction and development of a mine at its Kupol property. In addition, the Company is nearing completion of negotiations for a second tranche for the project loan of up to $120 million with a group of multilateral and finance institutions. Both tranches of the project loan will be administered by HVB, as documentation and facility agent, and SG CIB as technical agent. The HVB/SG CIB commercial tranche project loan, which is subject to regulatory approval, final documentation and customary closing conditions, is expected to have a seven year term from draw down and be guaranteed by Bema until economic completion. The annual interest rate is expected to be LIBOR plus 2% prior to economic completion, and LIBOR plus 2.5% for two years after completion, and then LIBOR plus 3% for the remaining term (each rate is net of political risk insurance). The second tranche of the project loan financing is expected to have terms and conditions similar to the commercial tranche but is expected to have a term of eight years from draw down and will be drawn pro rata with the commercial tranche.

The Company drew down an additional $67.5 million (Q3 2004 - $38 million) on the Kupol bridge loan facility in the third quarter of 2005 and as at September 30, 2005 the $150 million facility had been fully drawn down. Amounts drawn on the facility above $100 million will mature on March 31, 2006, while the remaining amounts will mature on July 21, 2006. However, the Company intends to refinance the bridge loan facility from the proceeds of the Kupol project construction financing which is expected to be arranged in the fourth quarter of 2005. As a result, the amount owing under the facility has been classified as a long-term liability on the consolidated balance sheet as at September 30, 2005 (in accordance with EIC 122 “Balance Sheet Classification of Callable Debt Obligations and Debt Obligations Expected to be Refinanced”).

BEMA GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2005
(all tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

6)	Stock-based compensation

During the quarter ended September 30, 2005, 420,000 stock options were granted with exercise prices that range from Cdn.$2.79 to Cdn.$2.91 per share. The exercise price of these options was determined by the market price of the shares at the date of grant. One-third of the options granted vested immediately on the day of grant, another one-third will vest one year from the grant date with the remainder vesting two years from the grant date. The fair value of the options granted in the quarter was estimated at approximately $289,000 at the date of grant using the Black-Scholes option pricing model. Approximately $123,000 of the $289,000 fair value amount was expensed in the quarter and the remaining $166,000 will be charged to operations over the vesting period. Also included in the stock-based compensation expense was $425,000 relating to options granted during the first and second quarters of 2005 and approximately $52,000 relating to options granted in 2004 that vested in the quarter. Option-pricing models require the input of highly subjective assumptions regarding the expected volatility of the Company's share price. Changes in assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options at the date of grant.

As at September 30, 2005, approximately $1.6 million of the fair value of stock options previously granted remains to be expensed.

The fair value of the options granted during the third quarter of 2005 has been calculated using the Black-Scholes option-pricing model, based on the following assumptions:

Risk free interest rate of 3% per annum
Expected life of 2 years
Expected volatility of 50%
Dividend yield rate of nil

7)	Subsequent events

	a)	"Bought Deal" Equity Financing for Cdn.$142.7 million

On October 5, 2005, the Company closed a financing with a syndicate of Canadian underwriters whereby the syndicate purchased 50.07 million common shares of the Company at a price of Cdn.$2.85 per share for gross proceeds of Cdn.$142.7 million. The Company paid the underwriters a commission equal to 4.5% of the gross proceeds of the offering upon closing. The proceeds from this equity financing are being used to further advance the Kupol property and for general corporate purposes.

	b)	Aldebaran property

On October 4, 2005, the Company had announced that, pursuant to the terms of the Compania Minera Casale Shareholders’ Agreement, the Company and Arizona Star had received a certificate from Placer on September 27, 2005 regarding the financeability of the Cerro Casale project. The certificate (“Certificate A”) stated that Placer had determined that the Cerro Casale project was not financeable under the terms of the Shareholders’ Agreement. The Company and Arizona Star questioned the foundation for the issuance of Certificate A and had given Placer notice of default under the Shareholders’ Agreement. If the agreement in principle, described below, is turned into a binding agreement, on effectively the same terms, the dispute reflected in this notice of default will be resolved.

On October 26, 2005, the Company, Arizona Star Resource Corp. (“Arizona Star”) and Placer Dome Inc. (“Placer”) reached a non-binding agreement in principle whereby Placer will sell its interest in Compania Minera Casale, the company holding the Cerro Casale project, to the Company and Arizona Star in return for contingent payments. The Company and Arizona Star will jointly pay to Placer $10 million upon a decision to construct a mine at Cerro Casale and either (a) a gold payment beginning 12 months after commencement of production consisting of 10,000 ounces of gold per year for five years and 20,000 ounces of gold per year for a subsequent seven years; or (b) a cash payment of $70 million payable when a construction decision is made, at the election of the Company and Arizona Star. The transaction remains subject to certain conditions including regulatory approval and definitive documentation.